Tanico Inc.

387 Whitby Shores Greenway,

Whitby, Ontario L1N 9R6 Canada

tanico.inc@outlook.com

SEC File No. 333-261643

March 14, 2024

Mr. Ryan Rohn

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C.  20549

Re: Tanico Inc.

Form 10-K for the Fiscal Year ended September 30, 2023

Form 10-Q for the Quarterly Period ended December 31, 2023

File No. 333-261643

Dear Sir;

This is in response to your letter dated March 12, 2024.

Please be informed, there has been an unintentional mis-statement of Item 4: Controls and Procedures in the two quarterly filings noted in your correspondence:

•	Q1F24 ended December 31, 2023 and

•	Q3F23 ended June 30, 2023.

As you correctly pointed out, there were no changes to the internal controls over financial reporting as company operates on a limited basis, with no changes in risk exposure factors.  This statement is correct and is in alignment with the year-end 10K filing for the fiscal year ended September 30, 2023.

We work closely with our external auditors’ team.  Their detailed review required the company to perform validation of the internal control practices to ensure sufficient risk protocols in place over company assets, financial results and accuracy of related external disclosures.

The noted Item 4 disclosure error was inadvertently made on 10Q Form for June 30, 2023.  Final accuracy check failed to catch this wording mistake.

Unfortunately, we have reused the financial statements’ quarterly template from June 30, 2023 for our December 31, 2023 filing.  With that, the before-mentioned Item 4 error carried forward.

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The correct statement on 10Q for December 31, 2023 should have read:

“An evaluation has been conducted under the supervision and with the participation of our management of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based on that evaluation, our management concluded that our disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Such officer also confirmed that there was no change in our internal control over financial reporting during the three months ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

The correct statement on 10Q for June 30, 2023 should have read:

“An evaluation has been conducted under the supervision and with the participation of our management of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2023. Based on that evaluation, our management concluded that our disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Such officer also confirmed that there was no change in our internal control over financial reporting during the nine months ended June 30, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

We shall file the amendments for June 30 and December 31, 2023 10Q statements to capture the above corrections.

We will ensure the most thorough review is in place prior to submissions going forward.

Kindly advise of any other actions you require us to take prior to filing the afore-mentioned amendments.

Sincerely,

Anton Mikhalev

Tanico Inc.

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